INVEST IN **SMYLE NATION**

Affordable clear dental aligners



SMYLE
NATION
User Manual

smylenation.com Houston TX

LEAD INVESTOR

Dr. A. Glover

I am super excited to be part of Smyle Nation. People often want to get in on investments early. This is an opportunity I just couldn't pass up. I am looking forward to a very bright future. The amazing growth in industry makes becoming part of Smyle Nation now... the right choice. Having successful lead a number of companies, including startups like WiGL Inc, I predict lots of growth in cosmetic dental companies for years to come. Anyone considering expanding their investments portfolio should definitely look into amazing startups like Smyle Nation.

Invested $2,500 this round

Highlights

1. Get in on the ground level of a booming industry
2. In 2021 the US consumer spent $3.23 B on Orthodontic. That number will reach $9.6B by 2029.

Our Team

Herman Butler Founder/CEO

Dr. Herman Butler sold 3 successful start ups. Also he have more than a decade of treating clear aligner patients.

Jason Jegge Director of Quality Assurance and Compliance

Jason Jegge is an expert in quality assurance and training with more than 20 years of experience.

Pitch



SMYLE
NATION
Investor Presentation
Easily accessible and affordable
Clear Aligners with personal-dentist
level of user support


Our Mission:
Smyle Nation is bringing hope to those who need it most.
Dental care is very expensive. Nice looking teeth and smiles are proven to boost confidence, but not everyone can afford them.



What are Clear Aligners and why are they important?

Clear aligners, also called invisible aligners, are a product that helps users to fix misaligned teeth and bites. They are a **virtually invisible and removable alternative to braces** and are designed around convenience and flexibility.

At-Home Aligners (also called direct-to-customer - **D2C aligners**) allow users to begin the orthodontic treatment process directly from their homes. These treatments are less expensive more convenient, and easier to access than braces or traditional aligners. Treatment is monitored remotely, and users don't visit a dentist or an orthodontist for a consultation or check-ups.

The complexity of cases that can be treated with clear aligner therapy has increased over time and as result many patients who previously would not have opted to seek orthodontic treatment are now undergoing clear aligner therapy. Clear aligners are **quickly becoming the dominant and preferred treatment for malocclusion** (misaligned teeth).


Clear aligner market problems
This $15+ Billion Dollar Industry Exploded Overnight. But the market has created problems that they aren't addressing.
Smyle Nation will fix more than just crooked teeth. With the help of market research from our partners at Baylor University's Innovation and Research Collaborative, we have identified and addressed key patients' concerns.
Customer service failures
Most aligner companies don't have 7-days-a-week customer service
The market leader doesn't list a number to contact customer service on their website
Consumers fill out a digital form and hope someone returns your call or email
Up-sold on essential items
With most companies, the user is charged extra for different types of alignment
Charged extra for accessories
Many even charge for the retainer customers need after treatment is complete!
It takes too long to get started
Customers spend thousands of dollars to start and then must wait more than a month to get started
Wait for their impression kit or scan
Wait while they send it back
Wait while the provider creates a treatment plan
And then wait some more for their aligners.
Big Customer Acquisition Costs
CACs are outrageous
Current competitors take a shotgun approach to marketing, with no focus on service
Most have yet to find a profitable way to operate


Clear aligners market growth
Share of D2C segment is predicted to increase from 20% to 27%
10.4
8.7
7.2
6.0
5.0
4.2
3.5
2.9
0.6
0.7
0.9
1.2
1.5
1.9
2.3
2.8
2021
2022
2023
2024
2025
2026
2027
2028
in $ billion
D2C segment
Total Clear Aligner market size
Potential addressable market
TAM
$15 Billion
SAM
$10 Billion

Addressable market

Clear aligners are a relatively new industry which has grown to a USD 2.9 billion industry over the last decade, since being first introduced. This **market continues to grow at a rapid pace** and looks set to overtake fixed appliances as the most popular orthodontic treatment.

D2C treatment is an especially dynamic section of the clear aligner market, as it targets a demographic that was previously untapped in orthodontics. Since the cost to the patient is considerably lower than the cost of dentist-led treatment, consumers who were previously priced out of the clear aligner market now represent a substantial future revenue source for clear aligner therapy providers.

Even though millions of people purchased clear liners every year, there are many problems that have not been properly addressed by current competitors. Our five year go-to-market plan is conservatively aimed to capture just **one percent of this market**.

$10.4B annual market

2.4 million people seek clear


SOM – 1%
$150 Million
potential by 2028 with
projected 20% CAGR
aligners yearly
5

Forward-looking projections cannot be guaranteed. Market stats are from Baylor University.


Smyle Nation Solutions
Problem:
Customer service failures
Problem:
Upsold on essential items
Problem:
It takes over a month to get started
Problem:
Big Customer Acquisition Costs
Our solution:
Smyle technicians are ready to serve YOU
By dialing 1-844 SMYLE 4 U, our patients will be able to reach a live person
We have operating hours of 7am-7pm (CT), 7 days a week
Our solution:
Everything Included + more
We are a full-service option; you get everything you need and more at time of purchase
We include easy-to-use hard cases, retainers for after treatment, and a teeth whitening kit from our partner Oral-B
We will be exclusive provider of 4D aligner technology (in phase 3 roll out)
Our solution:
10-day impression turnaround
Our exclusive manufacturing partner can turn our patients' at-home impression into digital scan
From there those digital scans can be used to produce the patients' aligners within 10 days.
Our solution:
Marketing partnerships & strategic go-to-market plans
Targeted launch regions with massive opportunity
Controlled growth is imperative to providing a high quality of service and product
Targeting the underserved markets and communities we are called to help


$2,299
Average Profit Per Case Sold
Our Model
$2999
Sale Price
Priced competitively against bargain brands and 30% lower then the leading in-office solution
$350
Cost to Produce
Our manufacturing relationship allows us to produce clear liner cases quickly and cost effectively.
$300
Est. Customer Acquisition Costs
Aim to be 50% of industry average by using partner dental locations and very targeted advertisements.
$50
Average Labor Costs
Average labor cost per case to staff and manage a shipping warehouse.
7


Smyle Nation Product
Smyle Nation Clear Aligners are manufactured with industry-leading standards and with United States Food and Drug Administration clearance.
Smyle uses the highest quality multi-layered orthodontic material to take our patient's experience from good to great. But we just won't stop there, we are positioned to bring the next generation of clear aligner innovations to the United States market.
Smyle Nation Clear x 4 D Innovation
With our exclusive manufacturing partnership, we are ready to bring a faster, smarter technology to not only the United States but to the broader North American market.
Our exclusive Clear X 4 D aligners will be the industry's first shape-shifting aligners
Key Benefits:
Teeth movement acceleration is higher due to a lighter but continuous stable force.
More patient comfort, motivation, and compliance.
Eco-friendly option using less aligners, less plastic
8


Targeted Market Roll-Out
Product quality, customer service, and timeliness are core values of Smyle Nation. To ensure smooth deliver of our promises, we are implementing a phased rollout approach to target specific opportunity markets on our way to a full nationwide direct-to-consumer 4D aligner technology rollout.
Phase 1
Estimated timing: Q1 - Q2 2023
Focus on regional approach.
Using our dental partners in Texas, California and New York our goal is to sell just 250 clear aligner cases in Q1 2023.
Preparing for the expansion to 6 other states.
Phase 2
Estimated timing: Q3 2023 - 2025
Operations expanded to 6 states.
Working in partnership with our manufacturer to develop a new technology in impression foam to get 90% accuracy
Phase 3
Estimated timing: 2025 –
We will move into all 50 states and Canada and Mexico.
We have an inclusive partnership with Kline Europe to bring 4D aligner technology in the United States, which will be introduced in this phase


Presence in Texas, California, and New York.
Expanded presence in TX, TN, CA, NY, FL, IL, GA, PA, AZ
Nationwide presence plus Canada and Mexico
9

Forward-looking projections cannot be guaranteed.


Go-To-Market Strategies
Partner dental provider catchment
Digital-first advertising: Targeted search, display, social media
Direct marketing powered by Salesforce marketing suite
Social media influencers
Celebrity testimonials
First-user customer case studies – "people like me" success stories
Live events: festivals, fairs, etc.
Marketing to targeted businesses as a sell-in for new employee benefit
10


Business Projections
Projected Revenues in Period 2023 - 2026
in $ million
2,750
5,000
25,000
45,000
6
11
55
99
2023
2024
2025
2026
Number of cases
Total Revenue
Projected Operating Profit of the Business
4
12
49
117
3
8
38
68
Operating Profit
Cumulative Operating Profit
Projected growth in number of cases and total Revenues is related to the expansion of business throughout the nation in Phases 1 to 3 as well as expansion of distribution channels
Cumulative Operating profit of over $110 million in first 4 years indicates excellent repayment potential of the business
Projected Operating profit margin is constant at 69%
11

Forward-looking projections cannot be guaranteed.


Key Competitors
angelalign
IPO 2021
$3.1 Billion
$347M Total Raise
Founded in 2003
137,000 aligners shipped in China in 2020
byte
Acquired 2019
$1.04 Billion
$600M Total Raise
Founded in 2017
45,000 aligners shipped in United States in 2020
Purchased by Dentsply Sirona
smile DIRECT CLUB
IPO 2019
$9.0 Billion
$1.35B Total Raise
Founded in 2017
332,000 aligners shipped in 2021 worldwide
invisalign
IPO 2001
$4 Billion (annual rev)
25-Years in Business
14M Aligners Sold to date
Held patent for 20 years
12

A comparable exit to the above competitors is not guaranteed.


Competitive Advantage
Personalized care for the users
Users will feel like they have personal-dentist level of care
Very easy to contact customer support and get advice from our experts
Industry-leading delivery time
Once clear aligners are received from the manufacturer, they are quality checked, packaged, and shipped directly to the patient
Our process ensures patients receive their clear aligner within 14-21 days


Affordable Pricing
Our business model and partnerships with suppliers and dental practices are key
Target marketing approach allows us to charge lower prices while keeping quality of product and service at the highest levels
Comprehensive package and Partnership with industry leaders
Users receive a full-services, including easy-to-hard cases, retainers for after treatment, and a teeth whitening kit from our partner Oral-B.


$1,235,000
Capital Needed
This seed round will secure our path for Phase 1, 2, 3, provide 24 months of runway, and get us generating revenue as soon as possible.
Platform Development and Maintenance
$75K
Packaging, Materials and Shipping
$135K
Salaries and Compensation
$360K
Operations and Overhead (including legal, consulting and compliance fees)
$215K
$450K
Marketing and Advertising


SMYLE NATION
Thank You
Work with us to bring smiles of hope, confidence, and community to those that need it most!
Contact:
email: Dr. Herman Butler – Herman@smylenation.com
Website: Smylenation.com


Appendix


Smyle Product Step-by-step – Timing is everything
Patient/ consumer purchases Smyle impression kit
Smyle receives, inspects and approves for digital scans
Treatment plan is created, with number of aligners, to get to where consumer wants to be
Rx approved, aligners created, cut, polished, packed and shipped to Smyle
1
2
3
4
5
6
7
8


Consumer uses impression kit, returns it to Smyle
Smyle creates digital scans for Doctor review
Rx is approved by Doctor, or rejected/modified
Smyle boxes and ships to consumer in 1-2 days
Day 1
Days 14 - 21

Smyle Nation vs. Main Competitors

	Customer Service Phone Email Text	Patients Aligners Shipped To Their Homes	Offer Additional Products To Promote Overall Oral Health	Offer Post Treatment Care Including Final Retainer At No Additional Cost	Patients Receive Their Aligner Within 2-3 Weeks
Smyle Nation	✓	✓	✓	✓	✓
Byte	✓	✓	✗	✗ $99 for Retainers	✗ 4-5 weeks
Candid	✓	✗ Receive Aligner Only Through Dental Office	✗ Whitener Only	✗ $99 for Retainers	✗ 4-6 weeks
Smile Direct Club	✓	✓	✗ Whitener Only	✗	✗ 4 weeks
Invisalign	✓	✗ Receive Aligner Only Through Dental Office	✗	✗ $250 for 4 set of Retainers	✗ 4-6 weeks